UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BASSETT FURNITURE INDUSTRIES, INCORPORATED

(Name of Issuer)

Common Stock, par value $5.00 per share

(Title of Class of Securities)

070203104

(CUSIP Number)

Bradley L. Hasselwander

Chief Executive Officer

Auto Services Company, Inc.

1793 HWY 201 N

Mountain Home, AR 72653

(870) 425-8330

Pierce G. Hunter

Kutak Rock LLP

124 West Capitol Avenue, Suite 2000

Little Rock, Arkansas 72201

(501) 975-3000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 26, 2024

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	070203104

1	NAMES OF REPORTING PERSONS Auto Services Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
756,317(1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
756,317(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
756,317(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.57%(2)
14	TYPE OF REPORTING PERSON
CO

(1) Includes beneficial ownership of 756,317 shares of Common Stock, par value $5.00 per share (“Common Stock”).

(2) The ownership percentage set forth herein is calculated assuming a total of 8,828,751 shares of Common Stock of Bassett Furniture Industries, Incorporated (the “Issuer”) are issued and outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 3, 2024.

CUSIP No.	070203104

1	NAME OF REPORTING PERSONS ASC Holding Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable.
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
756,317(1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
756,3171)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
756,317(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.57%(2)
14	TYPE OF REPORTING PERSON
CO

(1) Includes beneficial ownership of 756,317 shares of Common Stock.

(2) The ownership percentage set forth herein is calculated assuming a total of 8,828,751 shares of Common Stock of the Issuer are issued and outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 3, 2024.

CUSIP No.	070203104

1	NAME OF REPORTING PERSONS Bradley L. Hasselwander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable.
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
756,317(1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
756,317(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
756,317(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.57%(2)
14	TYPE OF REPORTING PERSON
IN

(1) Includes beneficial ownership of 756,317 shares of Common Stock.

(2) The ownership percentage set forth herein is calculated assuming a total of 8,828,751 shares of Common Stock of the Issuer are issued and outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 3, 2024.

SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”) supplements and amends the Schedule 13D filed with the Securities and Exchange Commission on May 6, 2024 filed by Auto Services Company, Inc., an Arkansas corporation (“ASC”), ASC Holding Company, Inc. (“ASC Holding”), an Arkansas corporation, and Bradley L. Hasselwander (“Hasselwander”), an individual, as amended by Amendment No. 1 to Schedule 13D filed by ASC, ASC Holding and Hasselwander on June 18, 2024 (as amended, the “Schedule 13D”). Each of the foregoing is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” This Amendment relates to the Common Stock, par value $5.00 per share (the “Common Stock”) of Bassett Furniture Industries, Incorporated, a Virginia corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3525 Fairystone Park Highway, Bassett, Virginia 24055.

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as amended and supplemented by this Amendment, the Schedule 13D is unmodified.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b)  The information relating to the beneficial ownership of Common Stock by the Reporting Persons set forth in Rows 7 through 13 of each cover page hereto is incorporated by reference. ASC is the beneficial owner of 756,317 shares of Common Stock, constituting approximately 8.57% of outstanding Common Stock. Because it is the parent holding company of ASC, ASC Holding may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition, of all shares beneficially owned by ASC. Because he is the controlling stockholder of ASC Holdings, Bradley L. Hasselwander may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition, of all shares beneficially owned by ASC. The foregoing ownership percentage is calculated assuming a total of 8,828,751 shares of Common Stock of the Issuer are issued and outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 3, 2024.

None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed in Item 2(a)-(c) hereto beneficially owns any other securities of the Issuer.

(c)  Transactions by the Reporting Persons in shares of Common Stock of the Issuer since the filing of the Schedule 13D are as follows, all of which were effected and held by ASC through open market purchases:

Date Acquired	Amount of Shares Purchased	Class of Securities	Per Share Price
2024-06-27	8,520	Common Stock	$14.32
2024-06-27	119	Common Stock	$14.26
2024-06-27	4,566	Common Stock	$14.44
2024-06-27	652	Common Stock	$14.34
2024-06-27	12	Common Stock	$14.33
2024-06-27	100	Common Stock	$14.26
2024-06-27	1	Common Stock	$14.32
2024-06-27	602	Common Stock	$14.43
2024-06-27	15	Common Stock	$14.32
2024-06-27	1	Common Stock	$14.16
2024-06-27	8	Common Stock	$14.21
2024-06-27	305	Common Stock	$14.30
2024-06-27	600	Common Stock	$14.26

2024-06-27	476	Common Stock	$14.25
2024-06-27	23	Common Stock	$14.27
2024-06-27	4,100	Common Stock	$14.22
2024-06-27	6,900	Common Stock	$14.14
2024-06-27	141	Common Stock	$14.19
2024-06-27	101	Common Stock	$14.15
2024-06-27	1,900	Common Stock	$14.01
2024-06-27	100	Common Stock	$14.18
2024-06-27	600	Common Stock	$14.12
2024-06-27	100	Common Stock	$14.10
2024-06-27	11	Common Stock	$13.98
2024-06-27	2,848	Common Stock	$14.00
2024-06-27	400	Common Stock	$14.20
2024-06-27	100	Common Stock	$14.11
2024-06-27	5	Common Stock	$14.01
2024-06-27	600	Common Stock	$14.22
2024-06-27	414	Common Stock	$13.99
2024-06-27	12	Common Stock	$14.05
2024-06-27	852	Common Stock	$14.24
2024-06-27	189	Common Stock	$14.22
2024-06-27	2	Common Stock	$13.93
2024-06-26	5	Common Stock	$14.02
2024-06-26	14	Common Stock	$14.08
2024-06-26	509	Common Stock	$14.11
2024-06-26	36	Common Stock	$14.04
2024-06-26	402	Common Stock	$14.09
2024-06-26	6	Common Stock	$14.06
2024-06-26	248	Common Stock	$14.01
2024-06-26	472	Common Stock	$13.97
2024-06-26	10,608	Common Stock	$14.10
2024-06-26	8,967	Common Stock	$14.11
2024-06-26	3	Common Stock	$14.02
2024-06-26	30	Common Stock	$14.05
2024-06-26	3	Common Stock	$13.98
2024-06-26	100	Common Stock	$14.08
2024-06-26	9	Common Stock	$13.99
2024-06-26	12,000	Common Stock	$14.00
2024-06-25	8	Common Stock	$13.94
2024-06-25	300	Common Stock	$14.16

2024-06-25	900	Common Stock	$14.06
2024-06-25	77	Common Stock	$13.90
2024-06-25	1,200	Common Stock	$14.19
2024-06-25	800	Common Stock	$14.17
2024-06-25	428	Common Stock	$14.20
2024-06-25	364	Common Stock	$13.91
2024-06-25	500	Common Stock	$14.16
2024-06-25	697	Common Stock	$13.92
2024-06-25	300	Common Stock	$14.25
2024-06-25	18	Common Stock	$14.06
2024-06-25	300	Common Stock	$14.04
2024-06-25	324	Common Stock	$14.40
2024-06-25	600	Common Stock	$14.18
2024-06-25	332	Common Stock	$14.02
2024-06-25	2,173	Common Stock	$14.01
2024-06-25	200	Common Stock	$14.34
2024-06-25	1,928	Common Stock	$14.44
2024-06-25	316	Common Stock	$14.15
2024-06-25	700	Common Stock	$14.05
2024-06-25	400	Common Stock	$14.28
2024-06-25	271	Common Stock	$14.39
2024-06-25	100	Common Stock	$14.19
2024-06-25	100	Common Stock	$14.22
2024-06-25	19	Common Stock	$14.19
2024-06-25	275	Common Stock	$14.36
2024-06-25	100	Common Stock	$14.18
2024-06-25	100	Common Stock	$14.03
2024-06-25	421	Common Stock	$14.34
2024-06-25	100	Common Stock	$14.36
2024-06-25	100	Common Stock	$14.05
2024-06-25	173	Common Stock	$14.39
2024-06-25	50	Common Stock	$13.96
2024-06-25	1	Common Stock	$13.97
2024-06-25	100	Common Stock	$14.00
2024-06-25	45	Common Stock	$13.99
2024-06-25	300	Common Stock	$13.94
2024-06-25	9,100	Common Stock	$14.02
2024-06-25	5,900	Common Stock	$14.16
2024-06-25	6,222	Common Stock	$14.20

2024-06-25	100	Common Stock	$14.13
2024-06-25	100	Common Stock	$13.98
2024-06-25	16	Common Stock	$14.14
2024-06-25	100	Common Stock	$14.12
2024-06-24	300	Common Stock	$14.01
2024-06-24	300	Common Stock	$14.14
2024-06-24	22	Common Stock	$13.97
2024-06-24	1,740	Common Stock	$14.04
2024-06-24	579	Common Stock	$14.18
2024-06-24	42	Common Stock	$14.06
2024-06-24	681	Common Stock	$14.03
2024-06-24	1,283	Common Stock	$14.10
2024-06-24	122	Common Stock	$14.09
2024-06-24	400	Common Stock	$14.19
2024-06-24	281	Common Stock	$14.01
2024-06-24	6,499	Common Stock	$14.27
2024-06-24	103	Common Stock	$14.04
2024-06-24	2,668	Common Stock	$14.05
2024-06-24	972	Common Stock	$14.20
2024-06-24	14	Common Stock	$14.06
2024-06-24	351	Common Stock	$14.02
2024-06-24	913	Common Stock	$14.15
2024-06-24	3	Common Stock	$14.07
2024-06-24	3	Common Stock	$14.08
2024-06-24	100	Common Stock	$13.99
2024-06-24	166	Common Stock	$13.99
2024-06-21	174	Common Stock	$13.97
2024-06-21	1,648	Common Stock	$13.99
2024-06-20	200	Common Stock	$13.94
2024-06-20	403	Common Stock	$13.92
2024-06-20	387	Common Stock	$13.96
2024-06-20	580	Common Stock	$13.93
2024-06-20	18	Common Stock	$13.97
2024-06-20	100	Common Stock	$13.96
2024-06-20	400	Common Stock	$13.95
2024-06-20	1,442	Common Stock	$13.97
2024-06-18	306	Common Stock	$13.97
2024-06-18	100	Common Stock	$13.94

(d)  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Common Stock beneficially owned by the Reporting Persons.

(e)  Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

This filing includes the following exhibit:

Exhibit 1:         Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 28, 2024

AUTO SERVICES COMPANY, INC.

By:	/s/ Bradley L. Hasselwander
Name:	Bradley L. Hasselwander
Title:	President and CEO

ASC HOLDING COMPANY, INC.

By:	/s/ Bradley L. Hasselwander
Name:	Bradley L. Hasselwander
Title:	President and CEO

/s/ Bradley L. Hasselwander
Bradley L. Hasselwander